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                            November 29, 2022

       Thomas Finke
       Chief Executive Officer
       Adara Acquisition Corp.
       211 East Blvd.
       Charlotte, NC 28203

                                                        Re: Adara Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 8,
2022
                                                            File No. 333-266098

       Dear Thomas Finke:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022 letter.

       Form S-4 Amendment No. 2 filed November 8, 2022

       Certain U.S. Federal Income Tax Considerations of the Redemption and the Business
       Combination, page 38

   1. We note your response to comment 2. Exhibit 8.1 states that the discussion in the Certain
                                                        U.S. Federal Income Tax
Considerations of the Redemption and the Business
                                                        Combination section "is
accurate in all material respects as of the date hereof." As requested, please have
counsel revise Exhibit 8.1 to state that the disclosure in such section of the
prospectus is counsel's opinion. Refer to Staff Legal Bulletin No. 19,
                                                        III.B.2 for additional
guidance.
 Thomas Finke
FirstName LastNameThomas   Finke
Adara Acquisition Corp.
Comapany 29,
November  NameAdara
              2022    Acquisition Corp.
November
Page 2    29, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flow, page 180

2. Refer to your revised disclosure in response to comment 4 regarding the decrease in cash flow for fiscal 2022 due to the increase in inventory resulting in a higher inventory balance at June 30, 2022. You state this was due to pre-holiday investments of $134 million made in the first quarter of calendar year 2021. This period correlates to your third quarter of fiscal 2021. However, it does not appear the inventory balance at your fiscal year ended period of June 30, 2021 reflects this investment. Please clarify the fiscal periods impacted by this pre-holiday inventory investment.
General

3. Please disclose the three Alliance Stockholders who will receive the Class E common stock.
        You may contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551- 3309
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services